Exhibit 99.1

REPORT ON VOTING RESULTS

ANNUAL GENERAL MEETING OF SHAREHOLDERS

SEPTEMBER 18, 2019

The Annual General Meeting of Shareholders (the “Meeting”) of Alithya Group inc. (“Alithya”) was held at the Saint James’s Club, in the Saint-Denis Room, at 1145 Union Avenue, Montréal, Québec, H3B 3C2, on Wednesday, September 18, 2019 at 10:00 a.m. (Eastern Daylight Time). A total of 34,367,586 Class A subordinate voting shares and 7,168,984 Class B multiple voting shares were represented at the Meeting in person or by proxy, representing approximately 88.24% of the total votes attached to all issued and outstanding shares as of July 22, 2019, the record date for the Meeting.

Alithya hereby announces that shareholders voted in favour of all items of business put forth at the Meeting. The complete voting results for each item of business submitted to a vote are presented below.

Election of Directors

The Board of Directors of Alithya had fixed at nine the number of directors to be elected at the Meeting. All nine nominee directors proposed for election in Alithya’s Management Information Circular dated July 22, 2019 were elected by a majority of the votes cast by the shareholders present or represented by proxy at the Meeting on a vote by show of hands. The proxies received by Alithya for the election of directors were as follows:

NOMINEE DIRECTORS	VOTES FOR		VOTES WITHHELD
	(#)	(%)	(#)	(%)
Dana Ades-Landy	103,177,020	99.67%	337,056	0.33%
Robert Comeau	103,035,999	99.54%	478,077	0.46%
Fredrick DiSanto	103,067,454	99.57%	446,622	0.43%
Lucie Martel	103,176,118	99.67%	337,958	0.33%
Paul Raymond	103,144,192	99.64%	369,884	0.36%
Ghyslain Rivard	102,787,950	99.30%	726,126	0.70%
Jeffrey Rutherford	102,935,797	99.44%	578,279	0.56%
C. Lee Thomas	103,172,821	99.67%	341,255	0.33%
Pierre Turcotte	102,769,831	99.28%	744,245	0.72%

Appointment of Auditors

The resolution to appoint Raymond Chabot Grant Thornton LLP as Alithya’s auditors for the year ending March 31, 2020 and authorize the Board of Directors to fix their remuneration was adopted by a majority of the votes cast by the shareholders present or represented by proxy on a vote by show of hands. The proxies received by Alithya for the appointment of the auditors were as follows:

VOTES FOR		VOTES WITHHELD
(#)	(%)	(#)	(%)
105,748,787	99.80%	207,678	0.20%

Alithya  |  Report on Voting Results